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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     EMBRAER S.A.
PUBLIC COMPANY
CNPJ NO. 07.689.002/0001-89
NIRE 35.300.325.761

Cancellation Notice of Extraordinary General Shareholders’ Meeting

The shareholders of Embraer S.A. (“Company” or “Embraer”) are hereby informed of the cancellation of its Extraordinary General Shareholders’ Meeting that would occur on April 22nd, 2019, at 10:00 a.m. local time, at the Company’s headquarters, whose agenda consisted to review and resolve on the amendment and restatement of the Company’s Bylaws.

The cancellation of the Extraordinary General Shareholders’ Meeting was approved by the Company's Board of Directors, at a meeting held on April 16th, 2019, as per the Notice to the Market disclosed on this date, and was motivated by the need to better evaluate the recommendations and comments received from Company’s shareholders and specialized agencies regarding certain statutory changes, always in the best interest of the Company.

In view of the cancellation of the Extraordinary General Shareholders’ Meeting, the Call Notice published in the Official Gazette of the State of São Paulo in the editions of March 22nd, 23rd and 26th, 2019 (pages 158, 80 and 259), in the newspaper “O Vale”, in the editions of March 22nd, 23rd and 26th, 2019 (pages 8, 14 and 7), and in the newspaper “Valor Econômico” in the editions of March

22nd, 25th and 26th, 2019 (pages C11, B9 and B11), and the distance voting ballots (boletins de voto à distância) of the cancelled Extraordinary General Shareholders’ Meeting shall have no effect. The distance voting ballots shall be discarded.

São José dos Campos, April 16th, 2019.

Alexandre Gonçalves Silva
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2019

Embraer S.A.

By:

/s/ Nelson Krahenbuhl Salgado

Name:	Nelson Krahenbuhl Salgado
Title:	Chief Financial and Investor
Relations Officer